Exhibit 97.1

HOUSTON AMERICAN ENERGY CORP.

Clawback Policy

Effective: March 28, 2023

1. Recoupment

If Houston American Energy Corp. (the “Company”) is required to undertake a Restatement, then the Board shall, unless the Company’s Compensation Committee determines it impracticable to do so, after exercising a normal due process review of all the relevant facts and circumstances, recover all Recoverable Compensation Received by any Covered Person during the Applicable Period. In addition, the Board may, in its sole discretion and in the reasonable exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding such Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

Subject to applicable law, the Board may seek to recoup such Recoverable Compensation by requiring any Covered Person to repay such amount to the Company; by set-off of a Covered Person’s other compensation; by reducing future compensation; or by such other means or combination of means as the Board, in its sole discretion, determines to be appropriate.

2. Administration of Policy

The Board shall have full authority to administer this Policy. Actions of the Board pursuant to this Policy shall be taken by the vote of a majority of its members. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Board shall be final, binding and conclusive.

The Board may delegate any of its powers under this Policy to the Compensation Committee of the Board or any subcommittee or delegate thereof.

3. Acknowledgement by Covered Persons

The Board shall provide notice and seek written acknowledgement of this Policy from each Covered Person, provided that the failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy.

4. Other Laws

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Covered Person that may be available under applicable law or otherwise (regardless of whether implemented at any time prior to or following the adoption of the Policy). Notwithstanding anything to the contrary in this Policy, in no event shall the Board seek any recoupment described in this Policy if, by doing so, the Company would be in violation of any applicable state wage or other law.

5. Amendment; Termination

The Board may amend or terminate this Policy at any time.

6. Disclosures

Appropriate disclosures and other filings with respect to this Policy will be made in accordance with Rule 10D-1 of the Securities Exchange Act of 1934, as amended, and the Company’s applicable exchange listing standards.

7. Definitions

For purposes of this Policy, the following terms shall have the following meanings:

Applicable Period. “Applicable Period” means the three complete fiscal years preceding the determination a Restatement is required, as determined by the Board.

Board. “Board” means the Board of Directors of the Company.

Covered Person. “Covered Person” means any person who is or was during the Applicable Period an Executive Officer of the Company or any affiliate thereof.

Executive Officer. “Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company.

Financial Reporting Measure. “Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including “non-GAAP” financial measures, such as those appearing in earnings releases or MD&A), and any measure that is derived wholly or in part from such measure. Examples of Financial Reporting Measures include measures based on: revenues, net income, operating income, financial ratios, EBITDA, liquidity measures, return measures (such as return on assets), profitability of one or more segments, sales per square foot, same store sales, revenue per user, and cost per employee. Stock price and total shareholder return are also Financial Reporting Measures.

Incentive-Based Compensation. “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include any base salaries, discretionary cash bonuses and equity awards that vest solely on the passage of time.

Policy. “Policy” means this Houston American Energy Corp. Clawback Policy.

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Received. Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

Recoverable Compensation. “Recoverable Compensation” means the amount of any Incentive-Based Compensation (calculated on a pre-tax basis) Received by a Covered Person during the Applicable Period that is in excess of the amount that otherwise would have been Received if the calculation were based on the Restatement.

Restatement. “Restatement” means an accounting restatement of any of the Company’s financial statements filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, regardless of whether company or executive officer misconduct was the cause for such restatement. “Restatement” includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as “Big R” restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as “little r” restatements).

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